Exhibit 16.1
Beckstead and Watts, LLP
Certified Public Accountants
2425 W Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984  tel
702.362.0540 fax
September 13, 2006
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
The firm of Beckstead and Watts, LLP was previously principal accountant for Immediatek, Inc. and Subsidiary (the “Company”). On September 13, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company’s statements included under Item 4 of its Form 8-K dated September 15, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of KBA Group LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.
Very truly yours,
/s/ BECKSTEAD AND WATTS, LLP
Beckstead and Watts, LLP